Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)						Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings:
Pre-tax income from continuing operations	$5,854	$8,381	$10,796	$12,326	$13,386	$10,449
Add:
Fixed charges	108	109	103	185	233	192
Pre-tax income from continuing operations plus fixed charges	$5,962	$8,490	$10,899	$12,511	$13,619	$10,641
Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$3	$1	$5	$58	$84	$62
Estimated interest component included in rent expense	105	108	98	127	149	130
Total fixed charges	$108	$109	$103	$185	$233	$192
Ratio of earnings to fixed charges	55	78	106	68	58	55